Exhibit (a)(35)

June 1, 2026

Board of Directors
Strategic Committee of the Board of Directors
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, New York 10171

Members of the Board and the Strategic Committee:

We understand that, on May 4, 2026, 4 Dragon Merger Sub Inc. (“Purchaser”), a direct wholly-owned subsidiary of Diana Shipping Inc. (“Diana Shipping”), commenced an offer to purchase each of the issued and outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Company Common Stock”), of Genco Shipping & Trading Limited (the “Company”) at a purchase price of $23.50 per share, in cash, without interest and less any required withholding taxes, which was subsequently increased on May 27, 2026 to $24.80 per share, in cash, without interest and less any required withholding taxes (the “Amended Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash (the “Offer to Purchase”) and the related Letter of Transmittal (together with the Offer to Purchase, in each case as amended through the date hereof, the “Offer Documents”), each contained in the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) filed by Diana Shipping and Purchaser on May 4, 2026 and as amended on May 27, 2026 (the “Amended Offer”). The Offer Documents provide that the Amended Offer is conditioned on, among other things, the Company’s entry into an agreement and plan of merger with Diana Shipping and Purchaser substantially in the form attached as Annex A to the original Offer to Purchase (the “Proposed Merger Agreement”) which would provide for, among other things, following completion of the Amended Offer, the merger of Purchaser with and into the Company (the “Merger” and, together with the Amended Offer, the “Proposed Transaction”) pursuant to which each remaining outstanding share of Company Common Stock (other than shares held in treasury by the Company and shares owned by Diana Shipping and its wholly-owned subsidiaries) would be converted into the right to receive an amount in cash equal to same price paid per share of Company Common Stock in the Amended Offer, without interest and subject to any required withholding taxes.

You have asked for our opinion as to whether the Amended Offer Consideration to be received by the holders of shares of Company Common Stock pursuant to the Amended Offer is adequate from a financial point of view to the holders of Company Common Stock (other than Diana Shipping and its affiliates).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)
Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Reviewed certain third-party vessel appraisals and broker valuation reports (the “Third-Party Valuations”);

9)	Reviewed the Offer Documents and certain related documents;

10)	Reviewed the Solicitation/Recommendation Statement of the Company filed with the Securities and Exchange Commission on May 15, 2026, as amended through Amendment No. 5 thereto; and

11)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Proposed Transaction would be consummated in accordance with the terms set forth in the Offer Documents without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Proposed Transaction. We do not express any view on, and this opinion does not address, any other term or aspect of the Offer Documents, the Proposed Merger Agreement or the transactions contemplated thereby, or any term or aspect of any other agreement or instrument contemplated by the Offer Documents or the Proposed Merger Agreement or entered into or amended in connection therewith. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, whether relative to the Amended Offer Consideration to be received by the holders of shares of the Company Common Stock in the Proposed Transaction or otherwise. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, Diana Shipping or any other party, nor have we been furnished with any such valuations or appraisals other than the Third-Party Valuations. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors (the “Board”) and the Strategic Committee of the  Board (the “Strategic Committee”) of the Company in connection with the Amended Offer and will receive a fee for the rendering of our opinion as to whether the Amended Offer Consideration to be received by the holders of Company Common Stock pursuant to the Amended Offer is adequate from a financial point of view to the holders of Company Common Stock (other than Diana Shipping and its affiliates). In the two years prior to the date hereof, we have provided financial advisory services for the Company and have received fees in connection with such services. In the two years prior to the date hereof, we have not received any fees for financial advisory or financing services from Diana Shipping or Star Bulk Carriers Corporation (“Star Bulk Carriers”). Morgan Stanley may seek to provide financial advisory and financing services to the Company, Diana Shipping, Star Bulk Carriers and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Diana Shipping, Star Bulk Carriers or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board and the Strategic Committee and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Amended Offer if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the holders of Company Common Stock should tender such shares in connection with the Amended Offer or take any other action with respect to the Proposed Transaction or the Amended Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Amended Offer Consideration to be received by the holders of shares of Company Common Stock pursuant to the Amended Offer is inadequate from a financial point of view to the holders of shares of Company Common Stock (other than Diana Shipping and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Kristin Lindia
Kristin Lindia Managing Director